VIRTUS VARIABLE INSURANCE TRUST
RESULTS OF SHAREHOLDER MEETING
May 19, 2016
(Unaudited)
At a Special Meeting of Shareholders of all Series of Virtus
Variable Insurance Trust, held on May 19, 2016, shareholders voted on the following proposal:

To elect four trustees to serve on the Board of Trustees

Number of Eligible Votes:

                              For            Against        Abstain


Donald C. Burke           912,836,939.904   54,084,419.603   0
James M. Oates            913,081,285.550   53,840,073.957   0
Richard E. Segerson       914,255,972.669   52,665,386.837   0
Ferdinand L.J. Verdonck   910,922,713.931   55,998,645.576   0


Shareholders of the Trust voted to approve the above proposal.